SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN POSTS NET REVENUE HIGHER THAN R$3.8 BILLION IN 1Q12.

São Paulo, May 10, 2012

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the first quarter of 2012 (1Q12), which are denominated in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010.

The comments herein refer to the Company’s consolidated results and comparisons refer to the fourth quarter and first quarter of 2011 (4Q11 and 1Q11, respectively), unless otherwise stated. The Real/U.S. Dollar exchange rate on March 30, 2012 was R$1.822.

Executive Summary

Consolidated Highlights	1Q12	4Q11	1Q11	1Q12 x 4Q11	1Q12 x 1Q11
				(Change)	(Change)
Net Revenue (R$ MM)	3,896	4,167	3,789	-7%	3%
Gross Profit (R$ MM)	1,143	1,608	1,556	-29%	-27%
Adjusted EBITDA (R$ MM)	1,113	1,463	1,529	-24%	-27%
Adjusted EBITDA Margin (%)	29%	35%	40%	- 6 p.p.	- 11 p.p.
Total Sales (thousand t)
- Steel	1,304	1,196	1,220	9%	7%
- Domestic Market	79%	88%	85%	- 9 p.p.	- 6 p.p.
- Overseas Subsidiaries	19%	9%	12%	10 p.p.	7 p.p.
- Export	2%	3%	3%	-1 p.p.	-1 p.p.
- Iron Ore[1]	6,691	8,016	6,601	-17%	1%
- Domestic Market	3%	3%	6%	-	- 3 p.p.
- Export	97%	97%	94%	-	3 p.p.
Net Debt (R$ MM)	14,266	12,471	10,665	14%	34%
Net Debt/Adjusted EBITDA[2]	2,36x	1,93x	1,62x	0,43x	0,74x
Cash Position	14,144	15,417	11,115	-8%	27%
(1) Sales volumes include 100% of NAMISA sales
(2) Adjusted EBITDA for the last 12 months

At the close of 1Q12

•    BM&FBovespa: CSNA3 R$17.22/share

•    NYSE: SID US$9.46/ADR (1 ADR = 1 share)

•    Total no. of shares = 1,457,970,108

•    Appreciation of share (CSNA3): 15%

•    Appreciation of ADR (SID): 16%

•    Market Cap: R$25.1 billion/US$ 13.8 billion

invrel@csn.com.br

Investor Relations Team

- IR Executive Officer: David Salama - (+55 11) 3049-7588

- IR Manager: Claudio Pontes - (+55 11) 3049-7592

- Specialist:  Fernando Campos – (+55 11) 3049-7591

- Specialist:  Kate Murano - (+55 11) 3049-7585

- Analyst: Stephan Szolimowski – (+55 11) 3049-7593

- Trainee:  Ana Troster - (+55 11) 3049-7526

1

Economic Overview

The global economic outlook has improved progressively following the set-back of 2011 and the risk of a sharp downturn is receding, thanks to the gradual increase in economic activity in the United States, the stabilization of the Chinese economy, which has been recording important growth, and progresses in the structural reforms in the Eurozone.

However, the global recovery will remain slow, especially in developed economies, with most of the upward contribution to boost the global economy coming from the emerging countries. The IMF’s April 2012 report projects average growth rates of 1.5% and 5.75% for the advanced and emerging economies, respectively, in 2012, an improvement over the institution’s projections of 1.2% and 5.4%, respectively, in January 2012.

USA

The U.S. economy continues to recover, recording GDP growth of 2.2% in 1Q12. In the same period, personal consumption increased by 2.9%, while exports moved up by 5.4%. The GDP upturn also helped to reduce unemployment, which fell from 8.5% at the end of 2011 to 8.2% at the close of March.

According to the FED, industrial production climbed by 5.4% in the first quarter of 2012, while manufacturing output increased by 10.4%, including an increase of almost 40% in vehicle and auto parts production. Manufacturing Purchasing Managers Index (PMI) reached 53.4 points in March, slightly higher than the 52.4 points recorded in February. The FED’s Beige Book reported level of activity between modest and moderate in all the 12 districts at the beginning of the year. In terms of foreign trade, the country posted a deficit of US$46.0 billion in February, less than the US$52.5 billion registered in January. For 2012, the IMF projects annual GDP growth of 2.1% in the USA.

Europe

Despite the adoption of important measures by some Eurozone countries in the pursuit of fiscal austerity, the retraction is likely to remain for some time in certain nations. In January, a new agreement was defined, establishing that the fiscal deficit of the Eurozone country members must not exceed 0.5% of nominal GDP.

The injection of liquidity by the European Central Bank totaling around €1 trillion in the form of long-term refinancing operations is playing a crucial role in containing the crisis in the continent, increasing the availability of credit and extending debt payment terms.

The OECD projects an average GDP retraction of 0.4% in 1Q12 in the three biggest Eurozone economies, Germany, France and Italy, followed by a reversal in the second quarter, with growth of 0.9%, led by Germany with a 1.5% expected upturn. Spain, on the other hand, reported a decline of 0.3% in 1Q12 and 4Q11, similar to the UK, which recorded GDP reduction of 0.2% and 0.3%, respectively, in the same periods.

The Eurozone manufacturing PMI reached 47.7 points in March, lower than the 49.0 points posted in February.

Inflation in the Eurozone recorded an annualized rate of 2.7% in March, according to Eurostat, above the 2% target. For 2012, the European Commission expects a rate of 2.1%.

Unemployment reached a new high in March, averaging 10.9%, affecting 17.4 million people. In the same month, Spain recorded unemployment of 24.4%, its highest figure since the beginning of the statistical series in 1996. The country is followed by Greece and Portugal, with unemployment rates of 21.7% and 15.3%, respectively.

Asia

Chinese economic activity continues to expand despite the reduction in exports and the risks associated with the real estate market. GDP increased by 8.1% in the first quarter, versus an increase of 8.9% in 4Q11, both compared with the same period in the previous years.

2

Official manufacturing PMI reached 53.1 points in March, versus 51.0 in February, pointing to an upturn in activity. Industrial output climbed by 11.6% in 1Q12, while retail sales moved up by 14.8%, both over 1Q11. After peaking at 6.5% in July 2011, annualized inflation fell to 3.6% in March 2012, closing the quarter at 3.8%.

According to the Japanese Central Bank, Japan’s economic recovery will be moderate and based on post-earthquake reconstruction, and the IMF expects GDP growth of 2% in 2012.  The Japanese consumer confidence index reached 40.3 points in March from 39.9 points in February, the highest figure for a year. Manufacturing PMI reached 51.5 points in March, an improvement over February’s 50.5 points.

Brazil

Brazil became the sixth biggest economy in the world in 2011 and the Central Bank’s FOCUS report expects GDP growth of 3.2% in 2012. In its report, “The Brazilian Economy in Perspective”, the Ministry of Finance declared that more important than the expansion of GDP in 2011 was its quality, highlighting the fact that investments outpaced household and government consumption, with a positive impact on the growth of production capacity.

According to the Ministry of Trade, Industry and Development (MDIC), the trade surplus totaled US$2.0 billion in March, the highest figure since March 2007 and 29.9% up on March 2011. Exports amounted to US$20.9 billion, a record for March, with China and the USA as the main destinations.

The job market also remained solid at the beginning of 2012, with unemployment falling from 6.4% in February 2011 to 5.7% in February 2012. According to the Employment and Unemployment Registry (CAGED), around 112,000 official jobs were created in March.

The inflation rate, measured by the IPCA consumer price index, stood at 1.22% in the first quarter, half the 2.44% recorded in the same period last year. According to the FOCUS report, the IPCA should fall to 5.12% in 2012.

The Consumer Confidence Index (ICC), measured by the Getúlio Vargas Foundation (FGV), moved up by 2.8% in March over February, reaching 122.7 points, the highest level since July 2011.

The Selic base rate, defined by the Monetary Policy Committee (COPOM), began 2012 at 11.00%, before falling to 9.00% in April, the lowest figure for two years. The Central Bank FOCUS report expects the Selic base rate to reach 8.50% by the end of 2012. The banking system’s stock of credit totaled R$2.03 trillion in February, equivalent to 48.8% of GDP, 0.2% up in the year. Overall default rate (individual and corporate) came to 5.8% in March, above the 5.5% recorded in December 2011.

Foreign reserves totaled US$365 billion in March, US$13 billion more than at the end of last year. According to the FOCUS report, the U.S. dollar is forecasted to close 2012 at R$1.81.

Macroeconomic Projections

	2012	2013
IPCA (%)	5.12	5.56
Commercial dollar (final) – R$	1.81	1.81
SELIC (final - %)	8.50	10.00
GDP (%)	3.23	4.30
Industrial Production (%)	1.92	3.95
Source: FOCUS BACEN	Base: May 4, 2012

3

Net Revenue

CSN recorded consolidated net revenue of R$3,896 million in 1Q12, 7% down on 4Q11, chiefly due to reduced iron ore sales volume and to lower prices. The lower iron ore sales reflected seasonality and the heavy rainfall in the Southeast of Brazil in 1Q12.

It is worth noting that, due to the acquisition of Stahlwerk Thüringen GmbH (SWT) on January 31, 2012, its operations were booked in CSN's consolidated results as of February.

Cost of Goods Sold (COGS)

In 1Q12, consolidated COGS reached R$2,753 million, 8% up on 4Q11, chiefly due to higher steel and mining COGS.

Selling, General, Administrative and Other Operating Expenses

SG&A expenses totaled R$315 million in the first quarter, 21% down on 4Q11, mainly due to lower iron ore freight costs and administrative provisions.

CSN recorded an expense of R$112 million in the “Other Revenue and Expenses” line in 1Q12, practically stable as compared to the R$116 million expense reported in 4Q11.

EBITDA

Adjusted EBITDA comprises net income before the financial result, income and social contribution taxes, depreciation and amortization and other operating revenue (expenses), the latter item being excluded due to its non-recurring nature.

In 1Q12, adjusted EBITDA came to R$1,113 million, 24% lower than in 4Q11, chiefly due to reductions in the mining and steel segments. The adjusted EBITDA margin stood at 29% in 1Q12.

Financial Result and Net Debt

The 1Q12 net financial result was negative by R$628 million, chiefly due to the following factors:

▪  Interest on loans and financing totaling R$595 million;

▪  Expenses of R$47 million with the monetary restatement of tax payment installments;

▪  Monetary and foreign exchange variations of R$52 million.

These negative effects were partially offset by returns on financial investments totaling R$66 million.

On March 31, 2012, the consolidated net debt totaled R$14.3 billion, R$1.8 billion higher than the R$12.5 billion recorded on December 31, 2011, essentially due to the following factors:

▪  Investments of R$0.9 billion in fixed assets;

▪  Acquisition of SWT in the amount of R$1.1 billion;

▪  A R$0.7 billion effect from disbursements related to debt charges;

▪  Other impacts that increased net debt by R$0.2 billion.

4

These effects were partially offset by 1Q12 adjusted EBITDA of R$1.1 billion.

The net debt/EBITDA ratio closed the first quarter at 2.36x, based on LTM adjusted EBITDA.

The main funding operations made by the Company in 1Q12 are listed below:

▪  An R$800 million promissory note issue;

▪  An additional US$200 million bond issue, through the reopening of bonds totaling US$1 billion issued by CSN Resources, maturing in July 2020;

▪  A loan of €120 million, through CSN Steel, for the partial financing of the SWT acquisition.

On the other hand, also in the first quarter, the Company amortized some debts, the most relevant being the amortization related to its fourth debenture issue, amounting to R$635 million.

Consolidated Net Income

CSN posted consolidated net income of R$93 million in 1Q12, 89% down on 4Q11, basically due to the reduction in gross profit.

Capex

CSN invested R$882 million in 1Q12, R$549 million of which in subsidiaries or joint subsidiaries, mainly in:

✓  Transnordestina Logística: R$433 million;

✓  MRS Logística: R$70 million;

✓  Namisa: R$19 million.

The remaining R$333 million went to the parent company, mostly in the following projects:

✓  Expansion of the Casa de Pedra mine and Itaguaí Port: R$94 million;

✓  Long steel: R$93 million;

Current investments: R$72 million.

5

Working Capital

Working capital closed 1Q12 at R$2,495 million, R$139 million down on the figure of the end of 2011. The average receivables period increased by five days, while the average supplier payment period and the average inventory turnover period narrowed by 2 days and 16 days, respectively, in comparison to 4Q11.

WORKING CAPITAL (R$ MM)	4Q11	1Q12	Change 1Q12 x 4Q11
Assets	4,418	4,424	6
Accounts Receivable	1,559	1,787	228
Inventory (*)	2,754	2,627	(127)
Advances to Taxes	105	10	(95)
Liabilities	1,784	1,929	145
Suppliers	1,232	1,335	103
Salaries and Social Contribution	202	202	0
Taxes Payable	325	357	32
Advances from Clients	24	34	10
Working Capital	2,634	2,495	(139)

TURNOVER RATIO Average Periods	4Q11	1Q12	Change 1Q12 x 4Q11
Receivables	29	34	5
Supplier Payment	46	44	(2)
Inventory Turnover	103	87	(16)
Cash Conversion Cycle	86	77	(9)
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: Steel, Mining, Logistics, Cement and Energy.  The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy

Pres. Vargas Steel Mill	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- Transnordestina
LLC	ERSA	Port:
Lusosider		- Sepetiba Tecon
Prada (Distribution and
Packaging)
Metalic
SWT

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. CSN’s Management uses adjusted EBITDA as an indicator to measure the Company’s capacity to generate recurring operating cash flow.

The charts below show the various segments’ contribution to CSN’s overall net revenue and adjusted EBITDA:

6

The Company’s consolidated results by business segment are presented below:

R$ million								1Q12
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Elimin./Corp	Consolidated
Net Revenue	2,399	1,194	33	248	55	87	(120)	3,896
Domestic Market	1,935	144	33	248	55	87	(120)	2,382
Foreign Market	464	1,050	-	-	-	-	-	1,514
Cost of Goods Sold	(2,006)	(574)	(20)	(175)	(32)	(65)	120	(2,753)
Gross Profit	393	620	13	73	22	21	0	1,143
Selling, General and Administrative Expenses	(116)	(76)	(5)	(22)	(6)	(19)	(72)	(315)
Depreciation	188	46	2	36	4	5	3	285
Adjusted EBITDA	466	590	9	88	21	8	(68)	1,113
Adjusted EBITDA Margin	19%	49%	28%	35%	39%	9%		29%

R$ million								4Q12
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Elimin./Corp	Consolidated
Net Revenue	2,361	1,628	37	261	58	90	(268)	4,167
Domestic Market	2,084	182	37	261	58	90	(259)	2,453
Foreign Market	277	1,446	-	-	-	-	(9)	1,714
Cost of Goods Sold	(1,846)	(677)	(24)	(179)	(39)	(79)	285	(2,558)
Gross Profit	515	950	13	83	20	11	17	1,608
Selling, General and Administrative Expenses	(125)	(98)	(6)	(28)	(7)	(19)	(115)	(397)
Depreciation	164	44	1	28	6	7	2	251
Adjusted EBITDA	553	896	9	83	19	0	(97)	1,463
Adjusted EBITDA Margin	23%	55%	23%	32%	32%	0%		35%

Steel

Scenario

According to the World Steel Association (WSA), global crude steel production totaled 377 million tonnes in 1Q12, 5.8% up on 4Q11, 174 million tonnes of which from China. Existing global capacity utilization ratio also increased, moving up from 79.5% in February to 81.1% in March.

The WSA projects apparent steel consumption increase of 3.6% in 2012, to 1.4 billion tonnes. In China alone, it expects growth of 4%, with apparent consumption of 649 million tonnes.

According to the Brazilian Steel Institute (IABr), production in 1Q12 totaled 8.7 million tonnes of crude steel and 6.5 million tonnes of rolled steel, 5% and 10% up on 4Q11, respectively.

7

First-quarter 2012 domestic sales totaled 5.3 million tonnes, while exports amounted to 2.6 million tonnes, both of which 4% higher than the previous quarter.

Brazil’s apparent consumption of steel products reached 6.4 million tonnes in 1Q12, 7% more than in 4Q11, while imports totaled 996,000 tonnes, up by 6%.

Automotive

According to ANFAVEA (the Brazilian Auto Manufacturers’ Association), vehicle production totaled 739,000 units in 1Q12, 8% down on 4Q11.

Vehicle sales also recorded a decline in 1Q12 to 819,000 units, 14% less than in 4Q11, while exports fell by 3% in the same period.

Given higher default and credit restrictions, FENABRAVE (the Vehicle Distributors’ Association) revised its auto market estimates downwards, projecting growth of 3.5% in 2012, with auto and light commercial vehicle sales of around 3.5 million units, versus the previous estimate of 4.5%. Considering all automotive segments, the sector is expected to close the year with 5.8 million units sold, 3.4% up on 2011, versus the initial estimate of 5.76%. ANFAVEA, on the other hand, maintained its annual growth estimate at between 4% and 5% for 2012, despite reduced sales in 1Q12.

A study conducted by KPMG International with auto industry executives showed that Brazil could become the third largest vehicle market in 2016 and that the BRIC countries will account for 40% of global vehicle sales.

Construction

ABRAMAT (the Building Material Manufacturers’ Association) classified construction material sales in 1Q12 as “good”. Installed capacity use in the building material industry was 82% in March. The association estimates sales growth of 4.5% in 2012, fueled by the works for the World Cup and the Olympic Games.

Sinduscon (the Builders’ Association) estimates growth of 5.2% for the construction sector in 2012, with the continuity of infrastructure works.

Home Appliances

The federal government has extended the reduction in IPI (federal VAT) on white goods (refrigerators, washing machines and stoves) for another three months, in order to encourage the national industry. The tax break was originally scheduled to end in March.

In 1Q12, white goods sales climbed by close to 20% over the same period last year, according to retail representatives.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel sales by distributors totaled around 1.08 million tonnes in 1Q12, 2% more than in 4Q11, while purchases increased by 8.6% to 1.1 million tonnes, leading to a slight 1.6% upturn in inventories in relation to December 2011, although turnover remained flat at 2.7 months of sales.

INDA estimates distributors’ sales growth of around 6% in 2012, over the 4.3 million tonnes sold in 2011.

Consolidated Sales Volume

Sales volume in 1Q12 reached 1.3 million tonnes, 9% up on the previous quarter. Of this volume, 79% was sold in the domestic market, 19% through overseas subsidiaries and 2% were exported.

Domestic Sales Volume

Domestic sales totaled 1.0 million tonnes, in line with 4Q11 figure.

Foreign Sales Volume

CSN’s foreign sales volume totaled 269,000 tonnes of steel products in 1Q12, 84% up on the previous quarter. Of this total, the Company’s overseas subsidiaries sold 242,000 tonnes, considering that SWT’s operations were booked in the Company’s consolidated results as of February, which increased by 117,000 tonnes the volume sold in the quarter. Direct exports reached 27,000 tonnes.

8

Prices

Net revenue per tonne averaged R$1,806 in 1Q12, 4% down on the quarter before, basically due to the sales mix and the higher sales through the overseas subsidiaries.

Consolidated Net Revenue

Net revenue from steel operations totaled R$2,399 million in 1Q12, 2% up on 4Q11, essentially due to the increase in sales volume.

Consolidated cost of goods sold (COGS)

Steel segment COGS totaled R$2,006 million in 1Q12, 9% up on the R$1,846 million recorded in 4Q11, chiefly due to the upturn in sales volume and the higher productive inputs.

Consolidated Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$466 million in 1Q12, 16% down on the R$553 million recorded in 4Q11, due to the effects described above, accompanied by an adjusted EBITDA margin of 19%.

Production

The Presidente Vargas Steelworks (UPV) produced 1.2 million tonnes of crude steel in 1Q12, 3% less than in 4Q11 but 6% higher when compared to 1Q11 volume.

Rolled flat steel production totaled 1.1 million tonnes, down by 9% on 4Q11 but 8% higher when compared to the same period in 2011.

Production (in thousand t)	1Q11	4Q11	1Q12	Change
				1Q12 x 1Q11	1Q12 x 4Q11
Crude Steel	1,132	1,241	1,200	6%	-3%
Total Rolled Products	1,034	1,227	1,114	8%	-9%

Production Costs (Parent Company)

In 1Q12, the Presidente Vargas Steelworks’ total production costs came to R$1,597 million, 4% less than the R$1,668 million reported in 4Q11.

Raw Materials: reduction of R$104 million, due to the decline in production in the period.

Labor: labor costs declined by R$17 million.

Other production costs: increase of R$40 million due to the lower dilution of fixed costs.

Depreciation: increase of R$10 million due to new asset incorporations.

9

Mining

Scenario

The first quarter is normally marked by heavy rainfall in the southern hemisphere, impacting the performance of the major iron ore producers. In 1Q12, this seasonal effect was intensified in Brazil, where rainfall was heavier than usual, reflected in the 3.5% reduction in the country’s iron ore exports over 1Q11.

Fueled by strong steel output, iron ore demand in China was high in 1Q12. First-quarter Chinese imports amounted to 187.2 million tonnes, a new record and 5% up on the previous quarter. The price measured by Platts index for 62%-iron ore remained virtually flat, hovering between US$135.00 and US$150.00/dmt CFR China.

At the beginning of 2012, freight prices were impacted by reduced demand for ships, due to the rigorous winter and the Chinese New Year celebration. In addition to these recurring events, the increase in new ship supply also contributed to the reduction in freight prices.

After reaching an average of US$30/t at the close of December, spot market freight prices for the Tubarão/Qingdao route dropped to around US$20/t and remained stable in January and February. Despite the small price increase in the first half of March, freight prices closed 1Q12 at less than US$20/t.

Iron Ore Sales

In 1Q12, sales of finished iron ore products totaled 6.7 million tonnes1, 17% less than in 4Q11, due to seasonality and the heavy rainfall in the Southeast of Brazil, which critically affected iron ore production and outflow.

Of total 1Q12 sales, exports accounted for 6.5 million tonnes with 3.7 million tonnes sold by Namisa. Considering CSN’s 60% interest in Namisa, sales reached 5.2 million tonnes.

The Company’s iron ore own consumption totaled 1.5 million tonnes.

1 Sales volume includes 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations totaled R$1,194 million in 1Q12, 27% less than in 4Q11, due to the reduction in sales volume and lower iron ore prices in the quarter.

Cost of goods sold (COGS)

Mining COGS came to R$574 million in 1Q12, 15% down on 4Q11, chiefly due to the reduction in sales volume.

Adjusted EBITDA

Mining segment adjusted first-quarter EBITDA totaled R$590 million, 34% down on 4Q11 due to the sales mix in the quarter and the effects previously mentioned. Adjusted EBITDA margin was 49%.

Logistics

Scenario

Railway logistics

According to the ANTF (National Rail Transport Association), Brazil’s rail network transported 475 million tonnes in 2011, five million tonnes more than in 2010. The highlight of the year was the 23.7% increase in the number of containers transported to 287,500 TEUs1, when compared to 2010.

The ANTF estimates that rail cargo transportation will reach 522 million tonnes in 2012, 9.9% up on 2011.

10

In terms of containers, the association estimates growth of 7.1%, expecting to reach 308,000 TEUs in 2012. Investments from concessionaires are expected to total R$5.3 billion, 15.2% more than the R$4.6 billion invested in 2011.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

Port logistics

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations (organized ports and private terminals) handled 886 million tonnes of cargo in 2011, 6.2% up on 2010, with the organized ports accounting for 35% of the total.

The handling of bulk solids totaled 543 million tonnes in 2011, 7.6% more than in 2010, while bulk liquids reached 212 million tonnes, up by 0.9%. The highlight of the segment was container handling, which totaled 7.9 million TEUs, 15.7% more than in 2010.

Handled volume in Brazil’s ports is expected to reach 1.0 billion tonnes in 2012, 12% more than in 2011, also according to ANTAQ.

Analysis of Results

Railway logistics

MRS and Transnordestina’s first-quarter results had not yet been announced up to the publication of this release.

In 1Q12, net revenue from railway logistics totaled R$248 million, COGS stood at R$175 million and adjusted EBITDA amounted to R$88 million, accompanied by an adjusted EBITDA margin of 35%.

Port logistics

In 1Q12, net revenue from port logistics totaled R$33 million, COGS reached R$20 million and adjusted EBITDA stood at R$9 million, with an adjusted EBITDA margin of 28%.

Cement

Scenario

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 16.4 million tonnes in 1Q12, 13.3% up on 1Q11. LTM sales through March totaled 65.7 million tonnes, 9.6% more than in the same period in the previous year.

According to Dieese (the Inter-Union Department of Statistics and Social Economic Studies), the outlook for the construction sector remains extremely positive in 2012, fueled by the growth in mortgage lending, thanks to the federal government’s Minha Casa, Minha Vida (My Home, My Life) housing program and the large infrastructure works of the Growth Acceleration Program (PAC), for the World Cup and the Olympic Games.

Analysis of Results

In 1Q12, cement sales totaled 466,000 tonnes, net revenue came to R$87 million, COGS amounted to R$65 million and adjusted EBITDA was R$8 million, with an adjusted margin of 9%.

Energy

Scenario

Brazilian electricity consumption increased by 3.9% year-on-year in 1Q12, indicating a recovery in industrial production, fueled by the operational start-up of new mineral-based companies, especially in the Midwest region, as well as a substantial contribution from the commercial segment. In comparison with 4Q11, the Brazilian consumption increased by 1.1%, according to EPE (Brazilian Electric Power Research Company).

11

Given the high level of hydro plant reservoirs and the start-up of new generation projects contracted by the government, the ability of the electricity system to meet demand growth is assured, according to ONS (Brazilian Electric Power System Operator).

Analysis of Results

In 1Q12, net revenue from energy sales amounted to R$55 million, COGS totaled R$32 million and adjusted EBITDA was R$21 million, accompanied by an adjusted EBITDA margin of 39%.

Capital Market

In 1Q12, CSN’s shares appreciated by 15%, slightly above the IBOVESPA’s 14% upturn in the same period. On the NYSE, CSN’s ADRs moved up by 16%, twice the 8% appreciation posted by the Dow Jones.

Daily traded volume of CSN’s shares on the BM&FBovespa averaged R$70.4 million in 1Q12, 28% more than in 4Q11. On the NYSE, daily traded volume of CSN’s ADRs averaged US$55.7 million, 44% higher than in the previous quarter.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	4Q11	1Q12
N# of shares	1,457,970,108	1,457,970,108
Market Capitalization
Closing price (R$/share)	14.98	17.22
Closing price (US$/share)	8.18	9.46
Market Capitalization (R$ million)	21,840	25,106
Market Capitalization (US$ million)	11,926	13,792
Total return including dividends and interest on equity
CSNA3 (%)	1%	15%
SID (%)	3%	16%
Ibovespa	8%	14%
Dow Jones	12%	8%
Volume
Average daily (thousand shares)	3,683	3,958
Average daily (R$ Thousand)	55,214	70,391
Average daily (thousand ADRs)	4,573	5,486
Average daily (US$ Thousand)	38,626	55,710
Source: Economática

The Annual Shareholders’ Meeting held on April 27, 2012 approved the Management’s proposal for the payment of R$1.2 billion in dividends to shareholders.

12

Webcast – 1Q12 Earnings Presentation

Conference Call in English Friday, May 11, 2012 01:00 p.m. – US EDT 02:00 p.m. – Brasília time Phone: +1 (412) 317-6776 Conference ID: CSN Webcast: www.csn.com.br/ir	Conference Call in Portuguese Friday, May 11, 2012 11:00 a.m. – US EDT 12:00 p.m. – Brasília time Phone: +55 (11) 3127-4971 Conference ID: CSN Webcast: www.csn.com.br/ri

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a complex that combines steel, mining, infrastructure (logistics and energy) and cement business. With a total annual production capacity of 5.6 million tonnes of crude steel and 2.4 million tonnes of cement, consolidated net revenue of R$16.5 billion in 2011, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

CSN’s adjusted EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization, and other revenues and expenses. Adjusted EBITDA should not be regarded as an alternative to net income (loss) as an indicator of the Company’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers adjusted EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian accounting practices (Corporate Law or BR GAAP) or US GAAP and the manner in which it is defined or calculated may vary from company to company.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or the financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

13

INCOME STATEMENT
CONSOLIDATED – Corporate Law - (In Thousand of R$)

	1Q11	4Q11	1Q12
Net Revenues	3,789,008	4,166,690	3,895,739
Domestic Market	2,444,013	2,453,160	2,381,595
Foreign Market	1,344,995	1,713,530	1,514,144
Cost of Goods Sold (COGS)	(2,232,828)	(2,558,424)	(2,752,606)
COGS, excluding depreciation	(2,027,399)	(2,316,647)	(2,476,232)
Depreciation allocated to COGS	(205,429)	(241,777)	(276,374)
Gross Profit	1,556,180	1,608,266	1,143,133
Gross Margin (%)	41%	39%	29%
Selling Expenses	(118,244)	(225,909)	(179,005)
General and Administrative Expenses	(113,883)	(161,294)	(127,005)
Depreciation allocated to SG&A	(9,184)	(9,624)	(8,797)
Other operation income (expense), net	(125,443)	(115,663)	(112,077)
Operational Income before financial results	1,189,426	1,095,776	716,249
Net Financial Results	(518,436)	(497,203)	(628,161)
Income before social contribution and income taxes	670,990	598,573	88,088
Income Tax and Social Contribution	(55,295)	218,574	4,547
Net Income	615,695	817,147	92,635
Attributed to Controlling Shareholders	617,519	831,843	110,694
Attributed to Non-Controlling Shareholders	(1,824)	(14,696)	(18,059)
Adjusted EBITDA	1,529,482	1,462,840	1,113,497
Adjusted EBITDA Margin (%)	40%	35%	29%

14

INCOME STATEMENT
PARENT COMPANY – Corporate Law - (In Thousand of R$)

	1Q11	4Q11	1Q12
Net Revenues	2,570,165	2,814,071	2,409,456
Domestic Market	2,225,207	2,317,556	2,187,887
Foreign Market	344,958	496,515	221,569
Cost of Goods Sold (COGS)	(1,726,681)	(1,954,800)	(1,887,154)
COGS, excluding depreciation	(1,559,478)	(1,752,809)	(1,672,047)
Depreciation allocated to COGS	(167,203)	(201,991)	(215,107)
Gross Profit	843,484	859,271	522,302
Gross Margin (%)	33%	31%	22%
Selling Expenses	(79,780)	(88,601)	(66,685)
General and Administrative Expenses	(72,250)	(93,086)	(75,374)
Depreciation allocated to SG&A	(2,945)	(3,498)	(3,496)
Other operating income (expense), net	(138,774)	(54,138)	(67,671)
Equity Interest in subsidiary	496,762	753,566	187,566
Operational Income before financial results	1,046,497	1,373,514	496,642
Net Financial Results	(470,929)	(795,284)	(501,229)
Income before social contribution and income taxes	575,568	578,230	(4,587)
Income Tax and Social Contribution	41,951	253,613	115,281
Net Income	617,519	831,843	110,694

15

BALANCE SHEET
Corporate Law – (In Thousand of R$)

	Consolidated		Parent Company
	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Current Assets	20,854,785	21,944,306	8,084,172	8,886,953
Cash and Cash Equivalents	14,144,014	15,417,393	1,102,902	2,073,244
Trade Accounts Receivable	1,786,777	1,558,997	2,857,155	2,643,926
Other Trade Accounts Receivable	230,682	55,652	721,126	709,626
Inventory	3,648,280	3,734,984	2,818,046	2,885,617
Recoverable Taxes	693,954	584,273	385,748	296,394
Guarantee margin of financial instruments		407,467
Intercompany Loans	1,826	1,557	168,432	163,248
Others	349,252	183,983	30,763	114,898
Non-Current Assets	27,091,260	24,925,396	37,927,837	36,695,864
Long-Term Assets	4,720,380	4,856,721	3,962,050	3,852,937
Investments	2,507,176	2,088,225	23,102,339	22,573,890
PP&E	19,058,400	17,377,076	10,843,040	10,247,845
Intangible	805,304	603,374	20,408	21,192
TOTAL ASSETS	47,946,045	46,869,702	46,012,009	45,582,817
Current Liabilities	6,748,664	6,496,947	7,370,255	7,351,509
Suppliers	1,334,602	1,232,075	1,008,907	667,886
Taxes and Contributions	357,125	325,132	154,458	122,648
Loans and Financing	2,626,012	2,702,083	3,853,733	4,330,141
Dividends Payable	1,044,583	928,924	1,046,057	927,881
Others	1,386,342	1,308,733	1,307,100	1,302,953
Non-Current Liabilities	32,575,577	31,955,585	30,433,242	30,245,487
Loans, Financing and Debentures	25,783,562	25,186,505	19,222,105	19,005,495
Provisions for contingencies, net judicial deposits	1,145,373	1,137,709	1,515,442	1,521,016
Deferred Income Tax and Social Contribution	158,870	37,851	-	-
Accounts Payable with Subsidiaries	3,094,012	3,094,453	7,818,669	7,821,914
Others	2,393,760	2,499,067	1,877,026	1,897,062
Shareholders' Equity	8,621,804	8,417,170	8,208,512	7,985,821
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	30	30	30
Earnings Reserve	7,671,620	7,671,620	7,671,620	7,671,620
Retained Earnings	(7,496)	-	(7,496)	-
Other Comprehensive Income	(1,136,589)	(1,366,776)	(1,136,589)	(1,366,776)
Non-Controlling Shareholders Interest	413,292	431,349	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	47,946,045	46,869,702	46,012,009	45,582,817

16

CASH FLOW
CONSOLIDATED – Corporate Law – (In Thousand of R$)

	1Q11	4Q11	1Q12
Cash Flow from Operating Activities	917,687	1,155,434	346,656
Net income for the period	615,695	817,147	92,635
Foreign exchange and monetary variations, net	(38,381)	(131,190)	29,253
Provision for financial expenses	462,403	780,828	595,052
Depreciation, exhaustion and amortization	221,519	255,337	288,389
Write-off of permanent assets	-	54,727	794
Provisions for Swap	-	(15,158)	-
Result from derivative financial instruments	118,175	-	27,087
Deferred income taxes and social contribution	(41,375)	(238,482)	(55,096)
Provisions	36,238	(16,892)	70,731
Working Capital	(456,587)	(350,883)	(702,189)
Accounts Receivable	(123,176)	(188,788)	(126,679)
Inventory	187,998	260,353	167,058
Receivables from joint subsidiaries	-	(90,165)	(38,856)
Suppliers	(27,658)	359,635	(25,359)
Taxes	28,793	(128,245)	18,395
Interest Expenses	(471,050)	(774,309)	(657,918)
Judicial Deposits	(14,351)	(9,696)	(3,283)
Others	(37,143)	220,332	(35,547)
Cash Flow from Investment Activities	(1,663,848)	(1,558,095)	(1,352,860)
Derivatives	(30,845)	63,367	(121,707)
Acquisition of Controlled Companies	-	-	(300,545)
Investments	(809,955)	(303,160)	(60,206)
Fixed Assets/Deferred/Intangible	(823,048)	(1,318,302)	(885,282)
Cash from acquisition of controlled companies	-	-	14,880
Cash Flow from Financing Activities	1,788,049	(11,594)	(36,229)
Issuances	2,129,169	428,784	1,655,728
Amortizations	(341,120)	(440,375)	(885,006)
Principal payment - acquisition of controlled companies			(806,937)
Dividends / Interest on equity	-	(3)	(14)
Foreign Exchange Variation on Cash and Cash Equivalents	(166,119)	196,484	(230,946)
Free Cash Flow	875,769	(217,771)	(1,273,379)

17

SALES VOLUME AND NET REVENUE PER UNIT (STEEL)

CONSOLIDATED

SALES VOLUME (thousand tonnes)

	1Q11	4Q11	1Q12
DOMESTIC MARKET	1,034	1,050	1,035
Slabs	10	-	-
Hot Rolled	460	490	492
Cold Rolled	208	165	193
Galvanized	238	255	250
Tin Plate	118	140	100
FOREIGN MARKET	186	146	269
Slabs	-	-	-
Hot Rolled	6	4	8
Cold Rolled	16	10	11
Galvanized	129	98	110
Tin Plate	35	34	23
Steel Profiles	-	-	117
TOTAL MARKET	1,220	1,196	1,304
Slabs	10	-	-
Hot Rolled	466	494	500
Cold Rolled	224	175	204
Galvanized	367	353	360
Tin Plate	153	174	123
Steel Profiles	-	-	117

PARENT COMPANY

SALES VOLUME (thousand tonnes)

	1Q11	4Q11	1Q12
DOMESTIC MARKET	1,045	1,035	1,057
Slabs	10	-	-
Hot Rolled	458	484	505
Cold Rolled	214	165	197
Galvanized	242	248	256
Tin Plate	121	138	99
FOREIGN MARKET	172	97	27
Slabs	19	-	-
Hot Rolled	85	31	-
Cold Rolled	27	30	-
Galvanized	6	2	4
Tin Plate	35	34	23
TOTAL MARKET	1,217	1,132	1,084
Slabs	29	-	-
Hot Rolled	543	515	505
Cold Rolled	241	195	197
Galvanized	248	250	260
Tin Plate	156	172	122

CONSOLIDATED NET REVENUE PER UNIT (R$/ton)

	1Q11	4Q11	1Q12
TOTAL MARKET	1,858	1,886	1,806

18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 11, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.